March 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-211202)

Ladies and Gentlemen:

Cellectis S.A. (the “Company”) hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form F-3 (File No. 333-211202), including all exhibits thereto (the “Registration Statement”), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 6, 2016, which became effective automatically upon filing with the Commission, be withdrawn, effective immediately.

The Company is seeking withdrawal of the Registration Statement because, upon the filing of its Annual Report on Form 20-F for the year ended December 31, 2016, the Company is no longer a “well-known seasoned issuer” (as such term is defined in Rule 405 under the Securities Act). The Company confirms to the Commission that no securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Concurrent with the withdrawal of the Registration Statement, the Company is filing with the Commission a new registration statement on Form F-3 pursuant to General Instruction I.B.1. The Company acknowledges that sales of securities under this new registration statement may not commence until such time as the new registration statement is declared effective by the staff of the Commission.

Should you have any questions regarding this matter, please contact Boris Dolgonos at Jones Day at (212) 326-3430. Thank you for your assistance.

Sincerely,

Cellectis S.A.

By:	/s/ Marie-Bleuenn Terrier
Name:	Marie-Bleuenn Terrier
Title:	General Counsel, Cellectis S.A.